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                            June 22, 2023

       Trevor Newton
       Chief Executive Officer
       PATRIOT GOLD CORP
       401 Ryland St. Suite 180
       Reno, Nevada, 89502

                                                        Re: PATRIOT GOLD CORP
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed March 21,
2023
                                                            File No. 000-32919

       Dear Trevor Newton:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Item 2. Description of Properties, page 8

   1. Please revise to include the mineral property disclosure required by Items 1303, Item
                                                        1304, and Item 1305 of
Regulation S-K. This disclosure should include all properties in which you have an
economic interest, including royalty properties. In your response please identify
material and non-material properties and explain the criteria used to distinguish between the
two.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              You may contact John Coleman at 202-551-3610 or Craig Arakawa at 202-551-3650 if
       you have questions regarding comments.
 Trevor Newton
PATRIOT GOLD CORP
June 22, 2023
Page 2



                                  Sincerely,
FirstName LastNameTrevor Newton
                                  Division of Corporation Finance
Comapany NamePATRIOT GOLD CORP
                                  Office of Energy & Transportation
June 22, 2023 Page 2
cc:       Kathy Rasler
FirstName LastName